SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        For the month of: September 2002

                                     ABB Ltd
               ---------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
           -----------------------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
                    (Address of principal executive offices)

Registrant's telephone number, international: + 011-41-1-317-7111
                                              -------------------



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                      ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No   X
                       ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------

This Form 6-K consists of the following:

1. Press release of ABB Ltd (the "Company") announcing the sale of the Company's Structured Finance business.

2. Slides from the Company's teleconference for analysts and investors on September 4, 2002.

Press Release

ABB sells Structured Finance business to GE
Commercial Finance for US$ 2.3 billion

Sale will reduce net debt by US$ 2.3 billion

Zurich, Switzerland, September 4, 2002 - ABB, the global power and automation technology group, said today it has signed an agreement to sell most of its Structured Finance business to GE Commercial Finance for total cash proceeds, including equity and debt, of about US$ 2.3 billion. ABB's net debt will be cut by the same amount.

"The sale of Structured Finance is an important step in our ongoing program to strengthen the balance sheet, and allows us to cut net debt by US$ 2.3 billion," said Jorgen Centerman, president and CEO of ABB. "The divestment of this activity is fully in line with our strategy to focus on power and automation technologies for industry and utility customers."

Centerman reaffirmed ABB's targets for 2002 of an EBIT margin of 4-5 percent and flat revenues.

The divestment of Structured Finance is subject to customary regulatory approvals.

"With the sale of Structured Finance, we are confident that we will reach our target of reducing net debt by at least US$ 1.5 billion this year from US$ 4.1 billion at the end of 2001," said Peter Voser, ABB's chief financial officer.

At the end of the first half of 2002, net debt had increased to US$ 5.2 billion. Voser said: "The additional net debt reduction needed to meet our targets this year will be achieved through stronger net cash from operations in the second half of 2002 and other asset sales, including real estate."

ABB said it will use the cash from the sale to repay scheduled debt maturing in the fourth quarter of this year - including its bank facility, commercial paper and bonds - of about US$ 1.2 billion. The remainder of the cash will be used to repay other debt maturing mainly next year.

The Structured Finance portfolio being divested includes global infrastructure financing, equipment leasing and financing businesses.

As previously announced, ABB will retain some US$ 0.9 billion in leasing assets related to its core businesses, representing about 15 percent of the total Structured Finance business area assets. ABB will retain its Financial Advisory unit (75 employees) which mainly serves ABB's industrial divisions with advice on arranging financing for customer projects.

Under the agreement GE Commercial Finance will:

     o acquire total assets of about US$ 3.8 billion, including the US$ 3.4 billion loan and lease portfolio.

     o pay about US$ 400 million for Structured Finance equity, which represents a discount of 2 percent on the underlying book value of the loan and leasing receivables portfolio.

     o pay ABB US$ 1.9 billion to cover Structured Finance net debt (US$ 2.1 billion in debt minus US$ 200 million cash already on Structured Finance's balance sheet).

     o assume other liabilities of about US$ 1.2 billion.

With equity and debt payments, and after transaction costs, total cash proceeds for ABB will be about US$ 2.3 billion.

The 2 percent discount on the US$ 3.4 billion loan and lease portfolio, the transaction costs related to the deal and provisions, correspond to a book loss of around US$ 125 million. This amount will be booked as discontinued operations and will not affect EBIT.

Not included in the divestment are: the ABB Export Bank, ABB's 35 percent equity stake in the Swedish Export Credit Corporation, and the aircraft leasing business. ABB is in negotiations to divest some or all of these businesses, whose total book asset value was about US$ 0.9 billion at the end of June 2002.

Structured Finance, part of the Financial Services division, employs 500 people in 11 countries.

ABB will host a conference call for analysts and investors at 16:30 CET today, 4 September, 2002. If you wish to listen, call: +41 91 610 41 11 (Europe and rest of world), 1 412 858 46 00 (U.S.). There will be a digital playback for 72 hours commencing 2 hours after the conference. Participants requesting the digital playback should dial: +41 91 612 4330 (in Europe) or +1 412 858 1440 (in U.S.) and will be asked to enter the conference ID 010 followed by the # sign.

ABB (www.abb.com) is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impacts. The ABB Group of companies operates in more than 100 countries and employs about 150,000 people.

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.










For more information please contact:

Media Relations:                               Investor Relations:
ABB Corporate Communications, Zurich           Switzerland: Tel. +41 43 317 3804
Thomas Schmidt                                 Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492                           USA: Tel. +1 203 750 7743
Fax: +41 43 317 6494                           investor.relations@ch.abb.com
media.relations@ch.abb.com

APPENDIX:

Cash proceeds of about 2.3 BUS$

(Chart)

(BUS$)



                                                      Debt: 2.1

              Assets: 3.8                       Other liabilities: 1.2
                                                                                      Purchase price for equity
                                                      Equity: 0.5                         Approx. 0.4 BUS$

     -------------------------------------------------------------------                          +

               Cash: 0.2                                                             Payment to cover Structured
                                                       Debt: 2.1                          Finance net debt
                                                                                              1.9 BUS$

                                                                                                  -
            Loan and lease
        Receivables portfolio:                                                            Transaction costs
                  3.4                           Other liabilities: 1.2
                                                                                                  =
           Other assets: 0.2                          Equity: 0.5                          about 2.3 BUS$



Net debt development

(Chart)

(BUS$)

    2001   |                               2002
           |                                                                      Net debt reduction in H2 2002
           |                                                                      through
     4.1   |      4.5         5.2          2.9                    Below 2.6       o      2.3 BUS$ from Structured
           |                                                                              Finance disposal
     Dec   |      Mar         Jun          Jun                       Dec          o      more than 0.3 BUS$ from cash
           |                               pro-                     target               flow and asset sales,
           |                              forma*                                         including additional real
           |                                                                             estate sales


* Pro-forma figure corresponds to net debt adjusted for expected net debt reduction from the sale of Structured Finance. Sale is subject to customary regulatory approvals.

Sale of Structured Finance
business

Teleconference for analysts and
investors

September 4, 2002

Peter Voser
CFO

Safe Harbor Statement
This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, and fluctuation in currency exchange rates. Although ABB Ltd believes that its expectations reflected in any such forward looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Terms of the transaction: Summary

     o    ABB sells assets of US$ 3.8 billion of its Structured Finance

     o    business to GE Commercial Finance (GE CF)

     o    GE CF assumes liabilities of US$ 1.2 billion

     o    ABB total cash proceeds about US$ 2.3 billion

          o    GE CF pays approx. US$ 0.4 billion for equity
               (about 2 % discount on underlying book value of loan and lease portfolio)

          o GE CF pays US$ 1.9 billion to cover Structured Finance (SF) net debt (US$ 2.1 billion in debt less US$ 0.2 billion cash already on SF's balance sheet)

          o    Less transaction costs

     o Book loss of about US$ 125 million*(2 percent discount on book value of loan and lease portfolio, transaction costs and provisions)

     o    Subject to customary regulatory approvals

* To be booked in income from discontinued operations and will not affect EBIT


Asset value June 30 2002, Structured Finance

--------------------------- ---------------------------------------------------------------------------------------
Asset value                 Business/Company                                    Future plans
--------------------------------------------------------------------------------------------------------------------
3.8 BUS$*                   Sold: Global infrastructure financing, equipment
                            leasing and financing businesses to GE CF

--------------------------------------------------------------------------------------------------------------------
0.9 BUS$                    Not sold: Activities directly related to  ABB        to be kept (as previously
                                        operations                               announced)

0.9 BUS$                    Not sold:  Aircraft leasing portfolio, Swedish       to be sold (est. net debt
                                        Export Credit Corporation (35%           reduction potential of
                                        participation), Export Bank,             about 0.25 BUS$)
                                        Switzerland

--------------------------------------------------------------------------------------------------------------------
5.6 BUS$**                  Total assets Structured Finance
--------------------------------------------------------------------------------------------------------------------

* GE CF has an option on specific contracts (about 5% of the acquired assets) to return them to ABB by the end of 2003.

** of which 4.9 is loan and lease portfolio.

Net debt development

(Chart)

(BUS$)



    2001   |                               2002
           |                                                                      Net debt reduction in H2 2002
           |                                                                      through
     4.1   |      4.5         5.2          2.9                    Below 2.6       o  2.3 BUS$ from Structured
           |                                                                         Finance disposal
     Dec   |      Mar         Jun          Jun                       Dec          o  more than 0.3 BUS$ from cash
           |                               pro-                     target           flow and asset sales,
           |                              forma*                                     including additional real
           |                                                                         estate sales



* Pro-forma figure corresponds to net debt adjusted for expected net debt reduction from the sale of Structured Finance. Sale is subject to customary regulatory approvals.

Expected short-term debt at September 30, 2002* and sources to cover
--------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Short-term debt at                                      Structured Finance sale**           2.3
June 30, 2002                   4.0
                                                        H2 cash flow and asset
                                                        sales                               >0.3
------------------------------------------------------------------------------------------------------
Expected short-term debt at                             Sources to cover:                   >2.6
September 30, 2002              3.7

Other short-term debt***        (0.8)

------------------------------------------------------------------------------------------------------
Exp. short-term debt to cover                           Further sources:
at September 30, 2002           2.9
                                                        o  Existing liquidity

                                                        o  Working capital facilities

                                                        o  Operational cash flow 2003

                                                        o  Additional asset sales 2003
-------------------------------------------------------------------------------------------------------

* Short-term debt defined as debt maturing within one year
** Subject to customary regulatory approvals
*** Mainly working capital facilities

Expected maturity profile of debt at
September 30, 2002

(Chart)

(BUS$)



 Short-term debt  |                                          Maturing long-
    3.7 BUS$      |                                            term bonds
                  |                                             5.4 BUS$
                  |
3.7               |  0.3          1.3           1.0            0.5           1.0            0.6            0.7
Q3/2002-Q3/2003   |   Q4/          2004          2005           2006          2007           2008           2009
                  |   2003



Group outlook reaffirmed
------------------------


-------------------------------------------------------------------------------------------------------------------
                                                2001                    2002E                   2005E
----------------------------------------------------------------------------------------------------------------
Revenues                                        8%                      flat                      6%*
-------------------------------------------------------------------------------------------------------------------
EBIT margin (nominal)                           1.2%                    4% - 5%                 9% - 10%
-------------------------------------------------------------------------------------------------------------------
Excluding currency effects and major
acquisitions/divestments
-------------------------------------------------------------------------------------------------------------------


*  For 2002 we aim at reducing net                                      *   EBIT and net cash from operations
   debt by at least US$ 1.5 billion                                         expected to be stronger in second half
                                                                            of 2002 than in first half



* Annual average growth rate 2001 - 2005

                                    Appendix

Cash proceeds of about 2.3 BUS$

(Chart)

(BUS$)


                                                     Debt: 2.1

              Assets: 3.8                       Other liabilities: 1.2
                                                                                      Purchase price for equity
                                                      Equity: 0.5                         Approx. 0.4 BUS$

------------------------------------------------------------------------                          +

               Cash: 0.2                                                             Payment to cover Structured
                                                       Debt: 2.1                          Finance net debt
                                                                                              1.9 BUS$

                                                                                                  -
            Loan and lease
        Receivables portfolio:                                                            Transaction costs
                  3.4                           Other liabilities: 1.2
                                                                                                  =
           Other assets: 0.2                          Equity: 0.5                          about 2.3 BUS$




Accounting treatment before closing of the
transaction (Q3)
--------------------------------------------------------------------------------


Balance sheet:
o    All assets to be divested to GE CF will be booked in "assets held for sale"

o All liabilities to be divested to GE CF will be booked in "liabilities held for sale"


Income statement:
o All 9 month earnings of SF business to be divested to GE CF and the book loss on the sale will be reported below the EBIT-line and below "income from continuing operations" in "income from discontinued operations."

Accounting treatment after closing of the
transaction (expected Q4)
--------------------------------------------------------------------------------


Balance sheet:
o    All assets and liabilities divested to GE CF will be removed


Income statement:
o All earnings up to disposal of SF business divested to GE CF and the final book loss from the sale will be reported below the EBIT-line and below "income from continuing operations" in "income from discontinued operations."




All earnings of SF business divested to GE CF and the final book loss are not included in the revenues and EBIT-margin target for 2002

                                   SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ABB LTD

Date:  September 4, 2002             By:       /s/  BEAT HESS
                                        -----------------------------------
                                        Name:  Beat Hess
                                        Title: Group Senior Officer



                                     By:        /s/ HANS ENHORNING
                                        -----------------------------------
                                        Name:  Hans Enhorning
                                        Title:    Group Vice President